

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2023

Eric J. Martin
Chief Financial Officer
United Fire Group, Inc.
118 Second Avenue SE
Cedar Rapids, IA 52401

>   **Re: United Fire Group, Inc.**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022**
>   **Form 8-K filed November 1, 2023**
>   **File No. 001-34257**

Dear Eric J. Martin:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights, page 32

1.   We note your disclosure of the "net underlying loss ratio," which is the net loss ratio less the impacts of catastrophes and non-catastrophe prior year reserve development. Please tell us how you determined that the net underlying loss ratio does not constitute a non-GAAP financial measure. Refer to Rule 101(a) of Regulation G and Question 100.05 of the Division of Corporation Finance's Compliance & Disclosure Interpretations ("C&DI") on Non-GAAP Financial Measures. Please revise future filings as applicable.

Item 8. Financial Statements and Supplementary Data
Note 2. Summary of Investments, page 76

2.   We note your disclosure on page 79 of the summary of net investment gains (losses) for the periods presented. Please revise future filings to disclose the portion of unrealized gains and losses for each period that relate to equity securities still held at the reporting date. Refer to ASC 321-10-50-4.

Form 8-K filed November 1, 2023

Certain Performance Measures, page 7

3.   We note your disclosure of "net underlying loss ratio" and "underlying combined ratio" in Exhibit 99.1. Please tell us how you determined that these ratios do not constitute non-GAAP financial measures considering the adjustments made to net loss ratio and combined ratio, respectively, to arrive at these ratios. Refer to Rule 101(a) of Regulation G and Question 100.05 of the Division of Corporation Finance's C&DI on Non-GAAP Financial Measures. Please revise future filings as applicable.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katharine Garrett at 202-551-2332 or William Schroeder at 202-551-3294 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance